

April 10, 2012

<u>Via E-mail</u>
Thomas G. Toland
President and Chief Executive Officer
Surgline International, Inc. (formerly China Nuvo Solar Energy, Inc.)
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re: Surgline International, Inc. (formerly China Nuvo Solar Energy, Inc.)**
> **Form 8-K**
> **Filed September 8, 2011**
> **Form 10-KSB for the Fiscal Year Ended July 31, 2008**
> **Filed November 13, 2008**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed December 15, 2009**
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Filed November 14, 2011**
> **File No. 333-48746**

Dear Mr. Toland:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian R. Cascio

Brian R. Cascio
Accounting Branch Chief